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Eclipse Glasses

We're finally going live with our fund raising campaign, and we've already gotten a few commitments! We're so excited to get the ball rolling on this! You can read about the investment terms by clicking the link below. You can download our pitch deck and Business Plan to see more details about our company and what we do. We encourage you to read WeFunder's FAQ page to understand how this works. Just know that there are attorneys on both ends, theirs and ours, to make sure the legal process is transparent and safe. If you have ANY questions, please feel free to reach out to us.

When you send your investment capital, please leave a note explaining why you decided to invest, then follow and share our information. The more you promote us, the more likely we'll succeed, which means the more likely you'll get a return on your investment. To the right of the screen, under the "Invest" link, there's a little box that says "Investment Terms". That's for you to understand what your return will be if you invest early in the process. Also, hover your cursor over the "Investor Perks" link and a sub-menu will appear, showing the perks offered to investors based on the amount they invest.

This is going to be fun, friends and family! This eclipse is going to be the biggest travel event in the history of the United States. Think about that...500 million people will be able to watch this incredible display of nature. It will generate more revenue than any Super Bowl, World Series, any concert, or any other event in the history of our country. The last eclipse in 2017 generated more money for a four hour event than the entire Taylor Swift Eras tour will make in 8 months. And the one coming in April of 2014 is over twice as big as the one in 2017!!

Remember how the eclipse glasses companies couldn't keep up with demand the last time? That whole debacle is what we're basing our strengths on and building our company around. If those companies couldn't keep up with demand when only 200 million people needed their product, how are they going to keep up with the demand from 500 million potential customers? They haven't expanded their facilities. And we're the only new company in the game. The average price of eclipse glasses was $7.50 per pair in 2017, with approximately 216 million pairs sold. Do the math. And don't think about the overall numbers because they're staggering and hard to process. Just think about the family of four that needed glasses to enjoy the event and spent $100.00. That's not much for an individual family, but multiply that dynamic with the entire population of the United States, plus a big swath of Mexico and Canada. SIX POINT TWO FIVE PERCENT OF THE WORLD'S POPULATION WILL BE WATCHING THIS ECLIPSE!!!

So yes, get invested in this. The more you invest, the higher your potential return. That's how investments work, but this one is unique in the fact that in less than ten months, your investment could be a better choice than anything you've ever invested in, per dollar. Of course, there's never any guarantee with investments...that's also a part of how investments work. Logically, you have to ask the right questions. Could YOU sell 1 million pairs of glasses to a crowd of 500 million people? You could do that at a yard sale two weeks before the eclipse! And short of an asteroid hitting the moon or the earth between now and then and knocking one of them out of orbit, the eclipse is coming, and people are going to watch it. And if we can get this thing funded, our advertising is going to be off the hook. We don't have room to tell you every detail here on FB, but suffice it say that we have some content lined up that has the word "viral" written all over it. We are unique in everything we do, which is why you've heard about us, but you've never heard of our competition.

Here's the disclaimer required by the SEC: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

That means that you can't send money to us directly. It has to be done through the legal channels that WeFunder has provided. So click on the link below and help make the most American company you've ever seen successful. Because that's what this is...an all American company selling an all American product to Americans. We love this country, and we can't wait until the day that the universe celebrate the United States of America :)

PATRIOTECLIPSEGLASSES.COM
by American Quatervois, LLC
THIS IS GOING TO BE BIG!

WEFUNDER.COM

Invest in American Quatervois, LLC: The Day The Universe Celebrates America!

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 **eclipseglasses2024**
Original audio



 **eclipseglasses2024** It's coming. Nothing can stop it. So you might as well make money from it. Over 500 million people will be spending money on it, you included, even you, so here's your chance to get some it.

Invest in American Quatervois, LLC. We sell eclipse glasses, and they're worth a lot more than you might think. The Great North American Eclipse is expected to make over 3 billion dollars from eclipse glasses alone.

Our investment campaign is hosted on WeFunder, and the investment terms can be viewed there, and that link is below.

This could be a life changer.

Here's the disclaimer required by the SEC: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
That means that you can't send money to us directly. It has to be done through the legal channels that WeFunder has provided. So click on the link below and help make the most American company you've ever seen successful. Because that's what this is...an all American company selling an all American product to Americans. We love this country, and we can't wait until the day that the universe celebrate the United States of America :)

https://wefunder.com/american.quatervois

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 eclipseglasses2024 · 36s   •••



   

eclipseglasses2024 The Great North American Eclipse is just around the corner. And billions of dollars are going to be made from this awesome event. You might as well be one of the people making money from it.

We've made it easy for you to capitalize from one of nature's most beautiful displays happening on April 8th, 2024. Over 500 million people will need eclipse glasses to watch it, and that's what we sell.

The eclipse is coming. Nothing is going to stop it. So you might as well invest in it now. Check out our website, www.patrioteclipseglasses.com and click the link below to find out what the investment terms are because THIS IS GOING TO BIG!!

https://wefunder.com/american.quatervois

Here's the disclaimer required by the SEC: https://help.wefunder.com/testing-the-waters-legal-disclosure

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted

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PATRIOTECLIPSEGLASSES.COM
THIS IS GOING TO BE BIG!

eclipseglasses2024

eclipseglasses2024 American Quatervois sells eclipse glasses. That's what we do. Because the biggest total solar eclipse is coming to this country in April of 2024. It's expected to be the biggest travel event in the history of the United States.

How can you make money from it? Visit our website www.patrioteclipseglasses.com and click the investor link, or follow the link posted below. Over 500 million people will be watching this eclipse, and over 3 billion dollars are expected to be made from the sale of eclipse glasses.

You don't have to be rich to invest in our company. It's actually pretty simple and a great way to potentially make a great return on your capital because THIS IS GOING TO BE BIG!!

https://wefunder.com/american.quatervois

https://help.wefunder.com/testing-the-waters-legal-disclosure

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted

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eclipseglasses2024
Original audio





eclipseglasses2024 Visit www.patrioteclipseglasses.com to see how you can invest in what the media is calling the BIGGEST TRAVEL EVENT IN THE HISTORY OF THE UNITED STATES!!

Someone's going to make money from it. It might as well be you.

Follow the link below to find out the investment terms. The Great North American Eclipse is a little over 9 months away and THIS IS GOING TO BE BIG!!!

https://wefunder.com/american.quatervois

Here's the disclaimer required by the SEC:
https://help.wefunder.com/testing-the-waters-legal-disclosure

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted

1m

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 **James Reed** • You
Chief Executive Officer at American Quatervois, LLC
7m • Edited • 🌐



Seeking investors for American Quatervois, LLC, an exciting, patriotic and ingenious company that anticipates a $12.5 million dollar gross sales rate within the first 9 months, and $22 million within the first year and a half. For more information, please contact customerservice@americanquatervois.com and visit our website, patrioteclipseglasses.com

Investors are encouraged to visit the link below for investment terms and conditions, and read the disclaimer before investing:

https://lnkd.in/engX7kGE

https://lnkd.in/e_gPrKVk

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted



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Eclipse Glasses
5d · 🌐

We're finally going live with our fund raising campaign, and we've already gotten a few commitments! We're so excited to get the ball rolling on this! You can read about the investment terms by clicking the link below. You can download our pitch deck and Business Plan to see more details about our company and what we do. We encourage you to read WeFunder's FAQ page to understand how this works. Just know that there are attorneys on both ends, theirs and ours, to make sure the legal process is transparent and safe. If you have ANY questions, please feel free to reach out to us.

When you send your investment capital, please leave a note explaining why you decided to invest, then follow and share our information. The more you promote us, the more likely we'll succeed, which means the more likely you'll get a return on your investment. To the right of the screen, under the "Invest" link, there's a little box that says "Investment Terms". That's for you to understand what your return will be if you invest early in the process. Also, hover your cursor over the "Investor Perks" link and a sub-menu will appear, showing the perks offered to investors based on the amount they invest.

This is going to be fun, friends and family! This eclipse is going to be the biggest travel event in the history of the United States. Think about that...500 million people will be able to watch this incredible display of nature. It will generate more revenue than any Super Bowl, World Series, any concert, or any other event in the history of our country. The last eclipse in 2017 generated more money for a four hour event than the entire Taylor Swift Eras tour will make in 8 months. And the one coming in April of 2014 is over twice as big as the one in 2017!!

Remember how the eclipse glasses companies couldn't keep up with demand the last time? That whole debacle is what we're basing our strengths on and building our company around. If those companies couldn't keep up with demand when only 200 million people needed their product, how are they going to keep up with the demand from 500 million potential customers? They haven't expanded their facilities. And we're the only new company in the game. The average price of eclipse glasses was $7.50 per pair in 2017, with approximately 216 million pairs sold. Do the math. And don't think about the overall numbers because they're staggering and hard to process. Just think about the family of four that needed glasses to enjoy the event and spent $100.00. That's not much for an individual family, but multiply that dynamic with the entire population of the United States, plus a big swath of Mexico and Canada. SIX POINT TWO FIVE PERCENT OF THE WORLD'S POPULATION WILL BE WATCHING THIS ECLIPSE!!!

*

   

...

So yes, get invested in this. The more you invest, the higher your potential return. That's how investments work, but this one is unique in the fact that in less than ten months, your investment could be a better choice than anything you've ever invested in, per dollar. Of course, there's never any guarantee with investments...that's also a part of how investments work. Logically, you have to ask the right questions. Could YOU sell 1 million pairs of glasses to a crowd of 500 million people? You could do that at a yard sale two weeks before the eclipse! And short of an asteroid hitting the moon or the earth between now and then and knocking one of them out of orbit, the eclipse is coming, and people are going to watch it. And if we can get this thing funded, our advertising is going to be off the hook. We don't have room to tell you every detail here on FB, but suffice it say that we have some content lined up that has the word "viral" written all over it. We are unique in everything we do, which is why you've heard about us, but you've never heard of our competition.

Here's the disclaimer required by the SEC: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

That means that you can't send money to us directly. It has to be done through the legal channels that WeFunder has provided. So click on the link below and help make the most American company you've ever seen successful. Because that's what this is...an all American company selling an all American product to Americans. We love this country, and we can't wait until the day that the universe celebrate the United States of America :)

ⓘ

WEFUNDER.COM
Invest in American Quatervois, LLC: The Day The Universe Celebrates America!
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Cro...

 **Eclipse Glasses**
3d · 🌐

It's coming. Nothing can stop it. So you might as well make money from it.

Over 500 million people will be spending money on it, even you, so here's your chance to get some it.

Invest in American Quatervois, LLC. We sell eclipse glasses, and they're worth a lot more than you might think. The Great North American Eclipse is expected to make over 3 billion dollars from eclipse glasses alone.

Our investment campaign is hosted on WeFunder, and the investment terms can be viewed there, and that link is below.

THIS IS GOING TO BE BIG!!!

https://wefunder.com/american.quatervois

Here's the disclaimer required by the SEC: https://help.wefunder.com/testing-the-waters-legal...

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted

   

▶ 0:06 / 0:52 ━━━━━━━━ www.PatriotEclipseGlasses.com

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 **Eclipse Glasses**
June 27 at 6:03 AM · 🌐



It's coming. Nothing can stop it. So you might as well make money from it.

Over 500 million people will be spending money on it, even you, so here's your chance to get some it.

Invest in American Quatervois, LLC. We sell eclipse glasses, and they're worth a lot more than you might think. The Great North American Eclipse is expected to make over 3 billion dollars from eclipse glasses alone.

Our investment campaign is hosted on WeFunder, and the investment terms can be viewed there, and that link is below.
THIS IS GOING TO BE BIG!!!

https://wefunder.com/american.quatervois

https://help.wefunder.com/testing-the-waters-legal...



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👍 Kristina Marie

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Anette D'Angelo
4d · 👥



We're finally going live with our fund raising campaign, and we've already gotten a few commitments! We're so excited to get the ball rolling on this.

Just like any venture, it takes the support of friends and family to build a strong foundation. And we would never start something that didn't have the research to back up all of the hard work, finances and hopes that we've poured into this over the last few years. Those of you who know me know that I'm honest, hard working and loyal, and you also know that I'd never ask you to support something that I didn't believe in my heart didn't have a legitimate shot at succeeding.

One of the things that I'm thankful for is that this opportunity gives my circle of loved ones the chance to be a part of it before people I don't know get to. The "early bird" portion of the campaign is just for you, for those around me that decided to take a leap of faith in me when I needed it the most. Your loyalty will not be forgotten!

I'm including a link below to the WeFunder site where our campaign is being hosted. This is your official invitation to join us and invest in our vision. Please, download the Business Plan and Pitch Deck that James attached to the page...they explain in detail what our plan is. Then invest what you can. The SEC rules prevent us from going in to detail here, but suffice it to say that THIS IS GOING TO BE BIG!!!

Here's the disclaimer required by the SEC: https://help.wefunder.com/testing-the-waters-legal...

https://wefunder.com/anettedangelo

0:12 / 0:52



Anette D'Angelo
3d · 👥

We're finally going live with our fund raising campaign, and we've already gotten a few commitments! We're so excited to get the ball rolling on this.

Just like any venture, it takes the support of friends and family to build a strong foundation. And we would never start something that didn't have the research to back up all of the hard work, finances and hopes that we've poured into this over the last few years. Those of you who know me know that I'm honest, hard working and loyal, and you also know that I'd never ask you to support something that I didn't believe in my heart didn't have a legitimate shot at succeeding.

One of the things that I'm thankful for is that this opportunity gives my circle of loved ones the chance to be a part of it before people I don't know get to. The "early bird" portion of the campaign is just for you, for those around me that decided to take a leap of faith in me when I needed it the most. Your loyalty will not be forgotten!

I'm including a link below to the WeFunder site where our campaign is being hosted. This is your official invitation to join us and invest in our vision. Please, download the Business Plan and Pitch Deck that James attached to the page...they explain in detail what our plan is. Then invest what you can. The SEC rules prevent us from going in to detail here, but suffice it to say that THIS IS GOING TO BE BIG!!!

Here's the disclaimer required by the SEC: https://help.wefunder.com/testing-the-waters-legal...

https://wefunder.com/anettedangelo

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted

Anette D'Angelo
3d · 🌐

Hey friends and family, we still need your help. You can't even call it "help" because this isn't charity. It's a mutual endeavor. That's what families and communities do, work together to be successful. We're asking you to help build our company in return for a share of the return. We all donate to charitable causes constantly where the only thing you get in return is feeling good for doing the right thing, right? Okay, now you can get something back for your contribution.

You don't have to be rich. You don't have to invest a million bucks. Invest what you can. It's like anything else in life where a bunch of people make a hard task easy by all working together. Of course, the more you invest, the higher the potential return will be, but your motivation for investing is up to you. You can actually do both...invest to help us build the company or invest for the potential return. Either way, in a little over 9 months, 500 million people are going to need eclipse glasses...including you....and other companies are going to be making a killing. That is a fact. We're providing a way for you to get in on that market.

We need to raise $50,000.00 from our circle of friends and family so that this campaign gets in front of professional investors who will help us reach our goal of $1,000,000.00. If investors see that we've earned enough trust from our circle, they're more likely to invest themselves. If you invest and we don't reach that goal, you get your money back, no questions asked. If we do reach that goal, we'll have the funding to advertise on a national scale and bring our product into millions of homes.

https://wefunder.com/american.quatervois

https://help.wefunder.com/testing-the-waters-legal...

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted



 **Anette D'Angelo**

2d · 🌐

Hey friends and family, we still need your help. You can't even call it "help" because this isn't charity. It's a mutual endeavor. That's what families and communities do, work together to be successful. We're asking you to help build our company in return for a share of the return. We all donate to charitable causes constantly where the only thing you get in return is feeling good for doing the right thing, right? Okay, now you can get something back for your contribution.

You don't have to be rich. You don't have to invest a million bucks. Invest what you can. It's like anything else in life where a bunch of people make a hard task easy by all working together. Of course, the more you invest, the higher the potential return will be, but your motivation for investing is up to you. You can actually do both...invest to help us build the company or invest for the potential return. Either way, in a little over 9 months, 500 million people are going to need eclipse glasses...including you....and other companies are going to be making a killing. That is a fact. We're providing a way for you to get in on that market.

We need to raise $50,000.00 from our circle of friends and family so that this campaign gets in front of professional investors who will help us reach our goal of $1,000,000.00. If investors see that we've earned enough trust from our circle, they're more likely to invest themselves. If you invest and we don't reach that goal, you get your money back, no questions asked. If we do reach that goal, we'll have the funding to advertise on a national scale and bring our product into millions of homes.

https://wefunder.com/american.quatervois

https://help.wefunder.com/testing-the-waters-legal...

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted



Anette D'Angelo
Yesterday at 12:54 PM · 👥



It looks like we're picking up some steam here and our hard work is finally starting to pay off, yay! We've even gotten an offer from a company in Thailand to invest in our company! Not sure if that's a route we'd take, but it's flattering all the same. If a company from Bangkok has heard of us and believes that we're solid enough to invest in, we know we're doing something right. But the word is getting out there. And I'd much rather have my friends and family get involved before complete strangers do. There's just a few days left for that to happen before it goes live to professional investors who will make the money that you could have.

https://wefunder.com/anettedangelo

https://help.wefunder.com/testing-the-waters-legal...





THIS IS GOING TO BE BIG!



 eclipseglasses2024
Original audio

 **eclipseglasses2024** Visit www.patrioteclipseglasses.com to see
how you can invest in what the media is calling the BIGGEST
TRAVEL EVENT IN THE HISTORY OF THE UNITED STATES!!

Someone's going to make money from it. It might as well be you.

Follow the link below to find out the investment terms. The Great
North American Eclipse is a little over 9 months away and THIS IS
GOING TO BE BIG!!!

https://wefunder.com/american.quatervois

Here's the disclaimer required by the SEC:
https://help.wefunder.com/testing-the-waters-legal-disclosure

#investors #eclipse2024 #TheGreatNorthAmericanEclipse
#startup #funding #solareclipse #eclipseglasses #seedfunding
#investorwanted

1d

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 eclipseglasses2024
Original audio

 eclipseglasses2024 It's coming. Nothing can stop it. So you might as well make money from it.

Over 500 million people will be spending money on it, even you, so here's your chance to get some it.

Invest in American Quatervois, LLC. We sell eclipse glasses, and they're worth a lot more than you might think. The Great North American Eclipse is expected to make over 3 billion dollars from eclipse glasses alone.

Our investment campaign is hosted on WeFunder, and the investment terms can be viewed there. That link is below. THIS IS GOING TO BE BIG!!!

https://wefunder.com/american.quatervois

https://help.wefunder.com/testing-the-waters-legal-disclosure?fbclid=IwAR1z7xsJ_WDNPxSKCR6w2d__qjmHWUd5NS6unkVuhlpfALT3D0pntC_Nfp0

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eclipseglasses2024
Original audio

eclipseglasses2024 Visit www.patrioteclipseglasses.com to see how you can invest in what the media is calling the BIGGEST TRAVEL EVENT IN THE HISTORY OF THE UNITED STATES!!

Someone's going to make money from it. It might as well be you.

Follow the link below to find out the investment terms. The Great North American Eclipse is a little over 9 months away and THIS IS GOING TO BE BIG!!!

https://wefunder.com/american.quatervois

Here's the disclaimer required by the SEC:
https://help.wefunder.com/testing-the-waters-legal-disclosure

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted

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 eclipseglasses2024

 eclipseglasses2024 American Quatervois sells eclipse glasses. That's what we do. Because the biggest total solar eclipse is coming to this country in April of 2024. It's expected to be the biggest travel event in the history of the United States.

How can you make money from it? Visit our website www.patrioteclipseglasses.com and click the investor link, or follow the link posted below. Over 500 million people will be watching this eclipse, and over 3 billion dollars are expected to be made from the sale of eclipse glasses.

You don't have to be rich to invest in our company. It's actually pretty simple and a great way to potentially make a great return on your capital because THIS IS GOING TO BE BIG!!

https://wefunder.com/american.quatervois

https://help.wefunder.com/testing-the-waters-legal-disclosure

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted

3d

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 ❤ Q ◁   🔖

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PatriotEclipseGlasses.Com
by
April 8th, 2024
Where Will You Be?

eclipseglasses2024
Original audio

eclipseglasses2024 It's coming. Nothing can stop it. So you might as well make money from it. Over 500 million people will be spending money on it, you included, even you, so here's your chance to get some it.

Invest in American Quatervois, LLC. We sell eclipse glasses, and they're worth a lot more than you might think. The Great North American Eclipse is expected to make over 3 billion dollars from eclipse glasses alone.

Our investment campaign is hosted on WeFunder, and the investment terms can be viewed there, and that link is below.

This could be a life changer.

Here's the disclaimer required by the SEC: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
That means that you can't send money to us directly. It has to be done through the legal channels that WeFunder has provided. So click on the link below and help make the most American company you've ever seen successful. Because that's what this is...an all American company selling an all American product to Americans. We love this country, and we can't wait until the day that the universe celebrate the United States of America :)

https://wefunder.com/american.quatervois

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 **James Reed** ✔
@Jimpsonseed69



We're looking for investors for patrioteclipseglasses.com, the most patriotic American company ever! We're all about this country, but we need fellow patriots to help us meet our goals. We sell eclipse glasses for The Great North American Eclipse in April of 2024, the biggest travel event in the history of the United States, which is expected to earn over 3 BILLION DOLLARS!!! Someone's going to be making money from it...it might as well be you.

Follow the link below to see our campaign of WeFunder, then invest what you can.

Disclosures: help.wefunder.com/testing-the-wa...

wefunder.com/american.quate...



9:12 AM · Jun 25, 2023 · **157** Views

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2 Retweets   **3** Likes

            



James Reed ✓
@Jimpsonseed69

We're looking for investors for patrioteclipseglasses.com, the most patriotic American company ever!

We're all about this country, but we need fellow patriots to help us meet our goals.

We sell eclipse glasses for The Great North American Eclipse in April of 2024, the biggest travel event in the history of the United States, which is expected to earn over 3 BILLION DOLLARS!!!

Someone's going to be making money from it...it might as well be you.

Follow the link below to see our campaign of WeFunder, then invest what you can.

wefunder.com/american.quate...

help.wefunder.com/testing-the-wa...



5:59 AM · Jun 27, 2023 · **105** Views



James Reed • You
Chief Executive Officer at American Quatervois, LLC
3d • Edited • 🌐



Seeking investors for American Quatervois, LLC, an exciting, patriotic and ingenious company that anticipates a $12.5 million dollar gross sales rate within the first 9 months, and $22 million within the first year and a half. For more information, please contact customerservice@americanquatervois.com and visit our website, patrioteclipseglasses.com

Investors are encouraged to visit the link below for investment terms and conditions, and read the disclaimer before investing:

https://lnkd.in/engX7kGE

https://lnkd.in/e_gPrKVk

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorwanted



www.PatriotEclipseGlasses.com

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 **Eclipse Glasses**
Just now ·

Okay friends and family, this is it....it's your time to jump on board and invest in American Quatervois and the biggest travel event in the history of the United States! This campaign goes in front of investors in the next few hours, and the more they see our circle is behind us, the more they'll get behind us as well.

We've created this company from personal experience and bring it to you out of pure patriotism; the need to provide millions of people with safe eclipse glasses and to give our inner circle the chance to capitalize before investors whom we've never met do.

Click the link below and check out our campaign. You'll be amazed at what an obviously easy opportunity this is to cash in on mother nature's most wonderful display of celestial beauty! Early bird investors get special perks, and we'll have a Founding Fathers campaign to share with you in a few days :)

https://wefunder.com/anettedangelo

https://help.wefunder.com/testing-the-waters-legal...



WEFUNDER.COM
Invest in American Quatervois, LLC: When It Comes To Your Eyes, We've Got You Covered!

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 **Anette D'Angelo** ▶ Eclipse Glasses
Just now · 🌐

Okay friends and family, this is it....it's your time to jump on board and invest in American Quatervois and the biggest travel event in the history of the United States! This campaign goes in front of investors in the next few hours, and the more they see our circle is behind us, the more they'll get behind us as well.

We've created this company from personal experience and bring it to you out of pure patriotism; the need to provide millions of people with safe eclipse glasses and to give our inner circle the chance to capitalize before investors whom we've never met do.

Click the link below and check out our campaign. You'll be amazed at what an obviously easy opportunity this is to cash in on mother nature's most wonderful display of celestial beauty! Early bird investors get special perks, and we'll have a Founding Fathers campaign to share with you in a few days :)

https://wefunder.com/anettedangelo

https://help.wefunder.com/testing-the-waters-legal...



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Testing the waters legal disclosure. - Wefunder

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RAMS

eclipseglasses2024

eclipseglasses2024 The Great North American Eclipse will be here before you know it. On April 8, 2024, The United States will be treated to nature's most awesome display of celestial beauty! It won't happen again for over 21 years.

American Quatervois, aka patrioteclipseglasses.com, sells solar eclipse glasses made right here in the United States. ISO/CE certified.

We're looking for investors to help create the biggest advertising campaign ever for eclipse glasses so that every American has access to them for this event. In 2017, the shortages caused the prices to skyrocket and millions of people didn't get to enjoy the eclipse.

You can help us prevent that from happening again. 500 million people will be able to view this eclipse, and we want to help as many people as possible be a part of it. Your investment is not charity because it has the potential to make very nice returns, but it's still an act of kindness. So you get to help build a company, but help people in return.

Please follow us here, and also find us on Facebook: https://www.facebook.com/EclipseGlassesApril2024. Then visit the link below to invest in a company that cares about ALL AMERICANS and wants to make sure that we all get the opportunity to see this spectacular eclipse.

THIS IS GOING TO BE BIG!!!

https://wefunder.com/americanquatervois

https://help.wefunder.com/testing-the-waters-legal-disclosure

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 **Eclipse Glasses**
47m · 🌐



Okay friends and family, this is it....it's your time to jump on board and invest in American Quatervois and the biggest travel event in the history of the United States! This campaign goes in front of investors in the next few hours, and the more they see our circle is behind us, the more they'll get behind us as well.

We've created this company from personal experience and bring it to you out of pure patriotism; the need to provide millions of people with safe eclipse glasses and to give our inner circle the chance to capitalize before investors whom we've never met do.

Click the link below and check out our campaign. You'll be amazed at what an obviously easy opportunity this is to cash in on mother nature's most wonderful display of celestial beauty! Early bird investors get special perks, and we'll have a Founding Fathers campaign to share with you in a few days :)

https://wefunder.com/anettedangelo

https://help.wefunder.com/testing-the-waters-legal...

#investors #start-up #TheGreatNorthAmericanEclipse #solarelcipse #eclipseglasses #americanquatervois #americanflag #usa #eclipse2024 #patrioteclipseglasses #investorswanted #april2024eclipse

 **Eclipse Glasses**
Just now ·

We are now live on WeFunder with our investment campaign! YAY!! We're obviously reaching the rest of the world...so far, we've been contacted by a company in Bangkok, Thailand who offered to fund our entire campaign (but also wants to own our company, no thanks), and a company in Canada that wants to help promote us.

Didn't we tell you all that this was going to be big? We weren't joking. THE BIGGEST TRAVEL EVENT IN THE HISTORY OF THE UNITED STATES!!!

So don't sit back and watch everyone else make money from this. The opportunity for you to be a part of this is right here, right now! Go to patrioteclipseglasses.com to learn more, and then click the link below to invest. It's not that difficult. WeFunder provides your legal contract, and American Quatervois LLC does all of the hard work for you.

https://wefunder.com/american.quatervois/

https://help.wefunder.com/testing-the-waters-legal...

#investors #start-up #TheGreatNorthAmericanEclipse #solarelcipse #eclipseglasses #americanquatervois #americanflag #usa #eclipse2024 #patrioteclipseglasses #investorswanted #april2024eclipse

 **James Reed** · You
Chief Executive Officer at American Quatervois, LLC
1m · 🌐



Visit Patriot Eclipse Glasses DOT COM to see how you can invest in what the media is calling the BIGGEST TRAVEL EVENT IN THE HISTORY OF THE UNITED STATES!!

Someone's going to make money from it. It might as well be you.

Follow the link below to find out the investment terms. The Great North American Eclipse is a little over 9 months away and THIS IS GOING TO BE BIG!!!

https://lnkd.in/engX7kGE
https://lnkd.in/eaMmzFc6

#investors #eclipse2024 #TheGreatNorthAmericanEclipse #startup #funding #solareclipse #eclipseglasses #seedfunding #investorswanted



PATRIOT ECLIPSE GLASSES
www.PatriotEclipseGlasses.com

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James Reed
@Jimpsonseed69

One county. One state. One day. One event. Over 400,000 people.

Would you invest in a company that sold the one item that everybody at this event needed?

What if it were 314 counties with over 70 million people?

We sell that item.

Invest in American Quatervois. You'll be glad you did. The following article explains why, and the link below that will take you to our investment page:

mansfieldnewsjournal.com/story/news/loc...

wefunder.com/jamesreed1

help.wefunder.com/testing-the-wa


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 **Eclipse Glasses**
1h · 🌐

One county. One state. One day. One event. Over 400,000 people.
Would you invest in a company that sold the one item that everybody at this event needed?

      

https://wefunder.com/jamesreed1

https://help.wefunder.com/testing-the-wa

#investors #american #solareclipse #patrioteclipseglasses #entrepreneur #investorswanted #makemoney #eclipseglasses #TheGreatNorthAmericanEclipse #eclipse #patriot #madeinamerica #ISO/CEcertified #americanmade #americanflag #solareclipseglasses



MANSFIELDNEWSJOURNAL.COM
Ohioans urged to stock up on supplies, be ready for the April 8, 2024, solar eclipse
As many as 400,000 people are expected to flock to Richland County for April 8, 2024 solar ecl...

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 **Eclipse Glasses**

👋 · Just now · 🌐

At American Quatervois, we believe in America first! Which is why we created an American themed company that only sells American made products.

Please follow us and bookmark our website, www.patrioteclipseglasses.com. We sell solar eclipse glasses for what the media is calling THE BIGGEST TRAVEL EVENT IN THE HISTORY OF THE UNITED STATES!! And if you live in this country, you're going to need them.

On April 8th, 2024, The GREAT NORTH AMERICAN ECLIPSE is happening right here in the USA! Over 500 million people will be able to see it, but not one of them will be able to see it without eclipse glasses.

All the more reason to invest in our company and help us get glasses to as many people as possible. The last total solar eclipse in 2017 saw shortages and price gouging, and many people didn't get to enjoy the eclipse. Not only can you help fellow Americans avoid those problems, you can make money at the same time.

You don't have to invest a lot. You can invest as little as $100. But the more you invest, the more return you'll get on that capital. Follow the link below to check out our investment campaign on WeFunder:

https://wefunder.com/jamesreed1

https://help.wefunder.com/testing-the-waters-legal...

#investors #american #solareclipse #patrioteclipseglasses #entrepreneur #investorswanted #makemoney #eclipseglasses #TheGreatNorthAmericanEclipse #eclipse #patriot #madeinamerica #ISO/CEcertified #americanmade #americanflag #solareclipseglasses



Patriot Eclipse Glasses
@Jimpsonseed69

← **Tweet**

How many of you have heard about The Great North American Eclipse coming in April of 2024?

Want to make money from it? American Quatervois can show you how. Follow the link below and read about how our company can help you make money from this wonderful natural phenomenon that over 500 million people will be watching.

wefunder.com/jamesreed1

help.wefunder.com/testing-the-wa

#investors #american #solareclipse #patrioteclipseglasses #entrepreneur #investorswanted #makemoney #eclipseglasses #TheGreatNorthAmericanEclipse #eclipse #patriot #madeinamerica #ISOcertified #americanmade #americanflag #solareclipseglasses



USA

10:44 AM · Jul 28, 2023







USA

patrioteclipseglasses
Original audio

patrioteclipseglasses How many of you have heard about The Great North American Eclipse coming in April of 2024? Want to make money from it? American Quatervois can show you how. Follow the link below and read about how our company can help you make money from this wonderful natural phenomenon that over 500 million people will be watching.

https://wefunder.com/jamesreed1

https://help.wefunder.com/testing-the-wa

#investors #american #solareclipse #patrioteclipseglasses #entrepreneur #investorswanted #makemoney #eclipseglasses #TheGreatNorthAmericanEclipse #eclipse #patriot #madeinamerica #ISOcertified #americanmade #americanflag #solareclipseglasses

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James Reed • You
Chief Executive Officer at American Quatervois, LLC
2mo •

The Great North American Eclipse will be here before you know it. On April 8, 2024, The United States will be treated to nature's most awesome display









Home My Network Jobs Messaging

glasses made right here in the United States. ISO/CE certified. We're looking for investors to help create the biggest advertising campaign ever for eclipse glasses so that every American has access to them for this event.

In 2017, the shortages caused the prices to skyrocket and millions of people didn't get to enjoy the eclipse. You can help us prevent that from happening again. 500 million people will be able to view this eclipse, and we want to help as many people as possible be a part of it.

Please follow us here, and also find us on Facebook: https://lnkd.in/evBPnuN6. Then visit the link below to invest in a company that cares about ALL AMERICANS and wants to make sure that we all get the opportunity to see this spectacular eclipse.

THIS IS GOING TO BE BIG!!!

https://lnkd.in/ecPV78MF

https://lnkd.in/eWJBA98u...

#investors #start-up #TheGreatNorthAmericanEclipse #solarelcipse #eclipseglasses #americanquatervois #americanflag #usa #eclipse2024 #patrioteclipseglasses #investorswanted #april2024eclipse





Patriot Eclipse Glasses ✔
@Jimpsonseed69

Are you an investor? Looking for that perfect investment opportunity with a higher yield, lower risk with a much shorter time period for return?

Try something different. Instead of investing in start-ups that take a long time to gain traction with customers, invest in a start-up that already has 500 million potential customers.

American Quatervois, a.k.a. patrioteclipseglasses.com, is gearing up for two major eclipse events, and you can cash in on an industry that will make over 3 billion dollars within the next 8 months.

The Great North American Eclipse in April of 2024 will cross the United States from Texas to Maine. Every person in this country will have a chance to view it, and almost everyone will want solar eclipse glasses. As you know, manufacturers couldn't keep up with the demand last time, and this eclipse is going to be three times a big in every way! The media is already saying that this will be the BIGGEST TRAVEL EVENT IN THE HISTORY OF THE USA!!

As an investor, you know what that means. We've got everything in place to help you make some serious cash. Check out the information below and find out how to be a part of this historical event:

mansfieldnewsjournal.com/story/news/loc...

wefunder.com/jamesreed1

← **Post**

help.wefunder.com/testing-the-wa...

#investors #american #solareclipse #patrioteclipseglasses #entrepreneur #investorswanted #makemoney #eclipseglasses #TheGreatNorthAmericanEclipse #eclipse #patriot #madeinamerica #ISO/CEcertified
#americanmade #americanflag #solareclipseglasses



11:04 AM · Sep 6, 2023 · **4** Views



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